POST OFFICE BOX 90808 LAFAYETTE, LOUISIANA 70509 USA TELEPHONE: 337 235 2452

July 23, 2014

Via EDGAR and E-mail

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Donald Field

Re:	PHI, Inc.
Registration Statement on Form S-4
Filed May 23, 2014
File No. 333-196196

Dear Mr. Field:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “ Securities Act “), PHI, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 12:00 p.m. (Eastern Time) on Friday, July 25, 2014, or as soon thereafter as practicable. In connection with this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Mr. Donald Field

July 23, 2014

The cooperation of the staff in meeting our request is very much appreciated. Thank you for your assistance with these matters. If you have any questions, please contact me at your earliest convenience at (337) 272-4452 or Kenneth J. Najder at Jones Walker LLP at (504) 582-8386.

Sincerely,

/s/ Trudy P. McConnaughhay
Trudy P. McConnaughhay
Chief Financial Officer